Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2005 and DECEMBER 31, 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$131,210	$116,922
Cash, restricted	22	1,453
Receivables-
Trade accounts receivable, net	9,468	20,206
Insurance claims	1,980	1,282
Due from related companies	1,819	5,173
Advances and other	4,773	3,828

	18,040	30,489

Vessel held for sale	5,728	—
Financial instruments - Fair value	3,279	—
Inventories	6,080	4,059
Prepaid insurance and other	4,156	2,347

Total current assets	168,515	155,270

INVESTMENTS	25,673	10,000
FIXED ASSETS:
Advances for vessels under construction	124,344	121,260

Vessels	908,052	805,148
Accumulated depreciation	(162,123)	(168,874)

Vessels’ Net Book Value	745,929	636,274

Total fixed assets	870,273	757,534

DEFERRED CHARGES, net	19,468	15,184

Total assets	$1,083,929	$937,988

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$23,684	$39,693

Accounts payable-
Trade	18,121	14,937
Due to related companies	3,848	2,657
Dividend declared	19,453	—
Other	766	1,454

	42,188	19,048

Accrued liabilities	8,450	8,632
Accrued bank interest	3,187	2,653
Financial instruments - Fair value	—	78
Unearned revenue	5,354	6,435
Deferred income, current portion	3,168	4,005

Total current liabilities	86,031	80,544

LONG-TERM DEBT, net of current portion	432,772	325,471

DEFERRED INCOME, net of current portion	9,239	12,452

STOCKHOLDERS’ EQUITY:
Common stock, $1.00 par value; 100,000,000 shares authorized at September 30, 2005 and December 31, 2004; 19,451,195 and 20,175,536 issued and outstanding at September 30, 2005 and December 31, 2004, respectively.	19,451	20,176
Additional paid-in capital	255,091	282,451
Other comprehensive income	3,279	1,136
Retained earnings	278,066	215,758

Total stockholders’ equity	555,887	519,521

Total liabilities and stockholders’ equity	$1,083,929	$937,988

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended September 30,
	2005	2004
VOYAGE REVENUES:	$63,867	$74,889

EXPENSES:
Commissions	2,479	3,052
Voyage expenses	11,558	12,534
Charter hire expense	6,077	6,108
Vessel operating expenses	12,483	12,906
Depreciation	9,201	8,920
Amortization of deferred charges	1,026	2,128
Provision for doubtful receivables	—	—
Management fees	1,370	1,440
General and administrative expenses	845	764
Foreign currency (gains)/losses	(78)	22
Amortization of deferred gain on sale of vessels	(792)	(792)
Gain on sale of vessels, net	(21)	—

Operating income	19,718	27,807

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net	(57)	—
Interest and finance costs, net	(2,080)	(2,475)
Interest income	1,811	136
Other, net	(220)	—

Total other income (expenses), net	(545)	(2,339)

Net Income	$19,173	$25,468

Earnings per share, basic	$0.98	$1.26

Earnings per share, diluted	$0.98	$1.26

Weighted average number of shares, basic	19,647,341	20,159,789

Weighted average number of shares, diluted	19,659,543	20,189,589

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	Nine months ended September 30,
	2005	2004
VOYAGE REVENUES:	$206,196	$224,274

EXPENSES:
Commissions	8,163	9,243
Voyage expenses	27,687	32,843
Charter hire expense	18,192	18,235
Vessel operating expenses	38,924	38,912
Depreciation	26,628	26,524
Amortization of deferred charges	3,782	6,915
Provision for doubtful receivables	—	244
Management fees	4,148	3,945
General and administrative expenses	2,234	2,042
Foreign currency (gains)/losses	(150)	68
Amortization of deferred gain on sale of vessels	(2,376)	(2,376)
Gain on sale of vessels, net	(14,044)	(908)

Operating income	93,009	88,587

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net	10,761	7,847
Interest and finance costs, net	(6,528)	(7,732)
Interest income	3,694	316
Other, net	(16)	—

Total other income (expenses), net	7,913	431

Net Income	$100,921	$89,018

Earnings per share, basic	$5.06	$4.77

Earnings per share, diluted	$5.05	$4.76

Weighted average number of shares, basic	19,954,229	18,653,291

Weighted average number of shares, diluted	20,001,357	18,702,704

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2004 AND NINE MONTHS ENDED SEPTEMBER 30, 2005

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stock- Holders’ Equity
BALANCE, January 1, 2004		$17,152	$203,631	$95,217	$(1,431)	$314,569

Net income	143,290	—	—	143,290		143,290
- Issuance of common stock		2,875	78,143			81,018
- Expenses related to the issuance of common stock			(926)			(926)
- Exercise of stock options		149	1,603			1,752
- Cash dividends declared and paid ($0.50 per share)				(8,631)		(8,631)
- Cash dividends declared and paid ($0.70 per share)				(14,118)		(14,118)
- Fair value of financial instruments	1,706				1,706	1,706

- Reclassification of losses on undesignated cash flow hedges	861				861	861

Comprehensive income	$145,857

BALANCE, December 31, 2004		$20,176	$282,451	$215,758	$1,136	$519,521

Net income	100,921			100,921		100,921
- Exercise of stock options		14	159			173
- Repurchase and cancellation of common stock (738,790 shares)		(739)	(27,519)			(28,258)
- Cash dividends declared and paid ($0.95 per share)				(19,160)		(19,160)
- Cash dividends declared ($1.00 per share)				(19,453)		(19,453)
- Fair value of financial instruments	2,143				2,143	2,143

Comprehensive income	$103,064

BALANCE, September 30, 2005		$19,451	$255,091	$278,066	$3,279	$555,887

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS AND THE THREE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30,		Three months ended September 30,
	2005	2004	2005	2004
Cash Flows from Operating Activities:

Net income	$100,921	$89,018	$19,173	$25,468
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	26,628	26,524	9,201	8,920
Amortization of deferred dry-docking costs	3,782	6,915	1,026	2,128
Amortization of loan fees	451	278	327	86
Amortization of deferred income	(4,050)	(3,003)	(2,048)	(1,003)
Change in fair value of financial instruments	(1,214)	(3,666)	(411)	(1,838)
Payments for dry-docking	(10,857)	(2,586)	(5,445)	30
Gain on sale of vessels, net	(24,805)	(8,755)	36	—
(Increase) Decrease in:
Receivables	12,449	(1,683)	1,223	886
Inventories	(2,021)	(898)	(110)	(667)
Prepaid insurance and other	(1,809)	(1,902)	1,375	(601)
Increase (Decrease) in:
Accounts payable	3,687	(2,969)	(1,219)	(654)
Accrued liabilities	353	3,806	(1,639)	442
Unearned revenue	(1,081)	186	376	1,114

Net Cash from Operating Activities	102,433	101,265	21,865	34,311

Cash Flows from Investing Activities:
Advances for vessels under construction	(44,621)	(82,321)	(2,722)	(26,283)
Vessel acquisitions and/or improvements	(173,707)	(70,344)	(40,761)	—
Investments	(15,673)	—	(620)	—
Proceeds from sale of vessels, net	101,923	38,907	(36)	—
Restricted cash	1,431	—	1,355	—

Net Cash used in Investing Activities	(130,646)	(113,758)	(42,784)	(26,283)

Cash Flows from Financing Activities:
Proceeds from long-term debt	255,235	40,000	166,372	—
Financing costs	(1,546)	(187)	(1,078)	(18)
Payments of long-term debt	(163,943)	(95,227)	(132,102)	(11,005)
Proceeds from public offering, net of related issuance costs	—	80,042	—	(158)
Proceeds from exercise of stock options	173	1,588	48	360
Cash dividend	(19,160)	(8,631)	—	—
Repurchase and cancellation of common stock	(28,258)	—	(14,373)	—

Net Cash from/(used in) Financing Activities	42,501	17,585	18,867	(10,821)

Net increase/(decrease) in cash and cash equivalents	14,288	5,092	(2,052)	(2,794)
Cash and cash equivalents at beginning of period	116,922	86,813	133,262	94,699

Cash and cash equivalents at end of period	$131,210	$91,905	$131,210	$91,905